UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 15)*


                           Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                 Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                   M8789G100
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                                 (CUSIP Number)

                               Steven N. Bronson
                             Catalyst Financial LLC
                              100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 13, 2009
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            (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100             SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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  NUMBER OF       7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,198,755
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.9%
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14  TYPE OF REPORTING PERSON (See Instructions)

    IN
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

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

    Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has disclosed that as of December 31, 2007, the Issuer had 8,055,466 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 15 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.

Item 4. Purpose of Transaction.

     On January 11, 2009, the Issuer sent Mr. Bronson a letter indicating that the Board of Directors of the Issuer (the "Board") received Mr. Bronson's letter, dated January 7, 2009, pursuant to Section 63(b)(2) of the Companies Law, demanding that the Board schedule a special meeting of the shareholders to vote on the shareholder proposal (the "Shareholder Proposal") contained in Mr. Bronson's January 7th letter. Mr. Bronson's Shareholder Proposal is as follows:

     PROPOSAL:      To approve and adopt a business plan for the Company,
                    whereby the Company takes all actions necessary to:

                    (1) Distribute $7.7 million of the approximate $7.9 million of the Company's cash and short term investments to the shareholders of the Company on a pro rata basis;

                    (2) Distribute the Company's BioCancell securities to the shareholders of the Company on a pro rata basis; and

                    (3) then following the distribution of the Company's assets to the shareholders, to maintain the Company as a publicly traded shell corporation, with approximately $200,000 in cash to pay the ongoing expenses associated with maintaining the Company's status a publicly traded corporation for the purpose of increasing shareholder value by consummating a sale of the Company or a merger or other business combination transaction with a viable business.


In its January 11th letter the Issuer indicated that the Board will schedule a meeting of the Board to consider Mr. Bronson's demand and that the Issuer will respond to Mr. Bronson's demand within the time required by applicable law. In connection with the Shareholders Proposal, Mr. Bronson notes that the current cash held by the Issuer significantly exceeds the current stock price of the Ordinary Shares.

     On January 13, 2009, Mr. Bronson and his spouse sent a letter to the Board (the "Letter") stating the Board should adjourn the general meeting of shareholders scheduled for February 3, 2009, so that Mr. Bronson's shareholder proposal can be submitted to a vote of shareholders at the general meeting as opposed to holding two shareholder meetings within a short period of time. The above is only a summary of the contents of the Letter and readers are referred to the Letter for its full meaning and effect, a copy of the Letter is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14.9% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit

Zvika Barak, Advocate & Solicitor*
Elad Man, Advocate & Solicitor*

Members of the Israel Bar & The Law           MAN-BARAK
Society of England and Wales             ADVOCATES& SOLICITORS

*LL.B., M.B.A.                      In association in England with
                                            McFADDENS LLP

                   Menachem Begin St. (Gibor Sport Building) Ramat Gan Israel
                            Tel: +972-3-6114485 Fax: +972-3-6114486
                            e-mail Barak: advbarak@zbarak-law.co.il
                                e-mail Man: elad@man-barak.com

The Chairman,
Board of Directors
Tikcro Technologies Ltd.
126 Yigal Allon Street
Tel Aviv 67443


                                                      January 13, 2009


BY REGISTERED MAIL & FAX: +972-3-694-8684

      Re:    Tikcro Technologies, Ltd (the "Company")
             ----------------------------------------

Dear Sir:

Our clients, acknowledging the statements made on behalf of the Company's Board of Directors (the "Board") in Adv. Klein's letter, dated January 11, 2009, ask the Board to consider the following issues while discussing their demand presented in my letter, dated January 7, 2009, pursuant to Section 63(b)(2) of the Companies Law, that the Board schedule a special meeting of the shareholders to vote on the shareholder proposal contained in my January 7th letter.

It is the view of our clients, in light of the main principal of Company's best interest and the different legal duties owed by the Board to the Company and its shareholders, that conducting two separate shareholder meetings in a short time would be an undesirable, cost inflicting, inefficient decision.

Therefore and due to the short time left, we suggest that it would be reasonable to announce a slight delay of the annual meeting already announced by the Board, in order to include in that meeting the shareholder proposal submitted by our clients and by that to comply with the relevant instruction of the Companies law, while saving costs and efforts to the shareholders.






                 Associated Office - McFaddens LLP, City Tower,
                 40 Basinghall Street, London EC2V 5DE England
              Tel: +44 (0)20 7588 9080 Fax: +44 (0)20 7588 8988

                Regulated by the Solicitors Regulation Authority

                           website: www.man-barak.com

As stated in our letter, dated January 7, 2009, our clients will be happy to discuss the format of the shareholders meeting and the relevant proxy and statements of opinion to be distributed to the shareholders of the Company in connection with the shareholders meeting. It is our view that this discussion should commence promptly so the delay will be as slight as possible and the guidelines set in the legislation can be fulfilled in a pleasing manner.

Please contact the undersigned if you have any questions concerning the above.

Yours faithfully,


/s/ELAD MAN, Advocate

ELAD MAN, Advocate



CC: Adam M. Klein, Advocate - Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street, Tel Aviv 64239, by registered mail and fax:+972-3-6089855